

Chris Lowe

CTO - Vampr

Greater Sydney Area · Contact info

500+ connections

Vampr

Southern Cross University

Experience

Chief Technology Officer
Vampr · Full-time
Nov 2019 – Present · 2 yrs

Managing Partner / Technical Director
Offspring Digital
Jun 2013 – Present · 8 yrs 5 mos
Hanoi, Vietnam

Technical Director
Brickman Mobile Games
Jan 2010 – Dec 2016 · 7 yrs
Sydney Area, Australia

Academic Advisory Board
Academy of Information Technology
2009 – 2014 · 5 yrs

Tech Director
Wasabi Digital
Jun 2007 – Jan 2013 · 5 yrs 8 mos

Education

Southern Cross University
Bachelor of Information Technology, Information Systems
1997 – 2000

TAFE
Certificate IV, Small Business Administration/Management, Complete
2006

TAFE
Certificate IV, Workplace Assessment and Training
2005

Licenses & certifications

Azure Fundamentals
Microsoft
Issued Aug 2021 · No Expiration Date
Credential ID 991836341

Product Analytics Expert
Mixpanel
Issued Aug 2021 · No Expiration Date

Google Analytics
Google
Issued Aug 2020 · No Expiration Date
Credential ID 57032894
See credential

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Skills & endorsements

JavaScript · 49

Endorsed by **5 of Chris' colleagues at Offspring Digital**

Endorsed by **8 people who know JavaScript**

Web Development · 51

Endorsed by **Thanh Pham, who is highly skilled at this**

Endorsed by **5 of Chris' colleagues at Offspring Digital**

User Experience · 51

MC Endorsed by **Mark Cracknell, who is highly skilled at this**

Endorsed by **4 of Chris' colleagues at Offspring Digital**

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Recommendations

Received (9) Given (11)

Minh Nguyen
Software Engineer at Canva
November 16, 2018, Minh reported directly to Chris

I have been working with many great leaders in my career (in fact all of them are), but Chris would easily the best one I have the pleasure to work with. He doesn't act like a boss, he doesn't like that, and he doesn't need to be. He's more like of a leader, who helps the team in the shadow, removes all of th... See more

Minh ND
Software engineer @ Canva
March 14, 2016, Minh reported directly to Chris

An extremely enthusiastic and ambitious person, with kindheartedness and humorousness, plus a `gin-and-tonic` passion .. I've been working with Chris for a few years, and I can say he's one of the best team members that I've been working with so far. A wise man with a ton of experiences, no... See more

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Accomplishments

1 Organization
Australian Computer Society

Interests

Engadget
627,140 followers

Google
22,487,940 followers

Boeing
2,446,133 followers

Michael Moritz
Chairman at Crankstart
598,636 followers

SpaceX
2,203,629 followers

FWA
31,100 members

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Causes Chris cares about

Arts and Culture and Science and Technology